Exhibit 99.3

Siyata Mobile Announces First Quarter 2023 Financial Results

●	Revenue of $1.8 million, up 116% year-over-year

●	Company to host conference call at 8 a.m. ET on Thursday, May 25

VANCOUVER, BC / ACCESSWIRE / May 24, 2023 / Siyata Mobile Inc. (NASDAQ:SYTA)(NASDAQ:SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, announced its financial results for the three months ended March 31, 2023. All amounts are in US dollars unless otherwise indicated.

“We are returning to growth with first quarter revenue more than doubling compared to the first quarter last year on strengthening sales of our mission-critical PoC (MCPTT) SD7 solution,” said Marc Seelenfreund, Founder and CEO of Siyata. The majority of our customer trials   that were initiated in the second half of 2022 have proven successful, and as a result, we are experiencing a step up in purchase orders. Recent purchase orders in the emergency response and education verticals establish a basis for accelerating growth in the second quarter, and our pipeline of developing opportunities reinforce our optimism for the second half of 2023 and beyond.”

Seelenfreund continued, “Our distribution network now includes established relationships with leading North American cellular carriers, including AT&T, FirstNet, T-Mobile, Verizon, Bell and US Cellular, and we recently added KPN Royal Dutch Telecom to the lineup, expanding our reach in Europe. The push-to-talk over cellular market represents a multi-billion opportunity globally.1 We are building out a global channel strategy that we believe will enable us to capture a meaningful share of this massive opportunity.”

Key financial highlights for the three months ended March 31, 2023:

●	Revenues were $1.8 million compared to $0.8 million for the three months ended March 31, 2022. This increase of $970,000, or 116%, was due mainly to sales of the SD7 in Q1 2023 of $800,000, offset by a decrease in sales of the legacy products and boosters.

●	Net operating loss was ($2.7) million as compared to an operating loss of ($3.6) million, an improvement of $901,000.

●	Net loss was ($7.6) million, inclusive of a ($4.9) million non-cash change in fair value of warranty liabilities, as compared to a net loss of ($3.9) million, inclusive of a $0.6 million non-cash change in fair value of derivative liabilities, in the same period in the prior year.

●	Adjusted EBITDA was ($2.0) million versus ($2.6) million in the same period in the prior year, an improvement of $676,000. (See reconciliation with IFRS below).

Liquidity and Capital Resources

As of March 31, 2023, the Company had a cash balance of $1.2 million and working capital of $4.2 million compared to $1.9 million and $1.6 million, respectively, as of December 31, 2022.

As of March 31, 2023, the Company had zero debt, excluding trade payables.

[1]	https://www.alliedmarketresearch.com/push-to-talk-over-cellular-market-A05943

Conference Call Details

The Company will host a conference call at 8 a.m. ET on Thursday, May 25, 2023 to discuss its fourth quarter and full year 2022 and its first quarter 2023 financial results. Following management’s formal remarks there will be a question-and-answer session.

Date: Thursday, May 25, 2023

Time: 8 a.m. Eastern Time/5 a.m. Pacific Time

Conference ID number: 96645139

North America dial-in number: +1 (416) 764-8658

International toll-free dial-in number: +1 (888) 886-7786

There will also be a playback of the conference call, available in MP3 format by contacting investor relations below.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular devices and cellular booster systems. Its portfolio of in-vehicle and rugged devices enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development

Siyata Mobile Inc.

daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

-- Tables Follow --

Unaudited Interim Condensed Consolidated Statements of Financial Position

(Expressed in US dollars)

	March 31, 2023	December 31, 2022
ASSETS
Current
Cash	$1,179,694	$1,913,742
Trade and other receivables (Note 3)	1,111,123	1,574,628
Prepaid expenses	665,446	173,504
Inventory (Note 4)	3,564,040	4,092,550
Advance to suppliers	675,561	155,852
	7,195,864	7,910,276
Long term receivable	146,196	150,185
Right of use assets	811,966	887,137
Equipment	199,743	207,402
Intangible assets	7,481,391	6,987,531
Total assets	$15,835,160	$16,142,531

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$2,111,174	$3,078,650
Deferred revenue	-	149,600
Lease obligations	294,359	303,788
Warrant liability (Note 6)	628,765	2,734,804
Total current liabilities	3,034,298	6,266,842
Lease obligation	543,944	635,217
Total liabilities	3,578,242	6,902,059
Shareholders’ equity
Share capital (Note 7)	79,626,690	73,312,866
Reserves (Note 7)	17,933,273	13,647,399
Accumulated other comprehensive loss	98,870	98,870
Deficit	(85,401,915)	(77,818,663)
	12,256,918	9,240,472
Total liabilities and shareholders’ equity	$15,835,160	$16,142,531

Unaudited Interim Condensed Consolidated Statements of Operation and Comprehensive Income

(Expressed in US dollars)

For the three months ended March 31, 2023 and 2022

	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022

Revenue	$1,802,637	$832,974
Cost of sales (Note 8)	(1,306,120)	(577,923)
Gross profit	496,517	255,051

EXPENSES
Amortization and depreciation	401,640	124,505
Development expenses	53,985	123,316
Selling and marketing (Note 9)	1,003,365	1,045,051
General and administrative (Note 10)	1,392,430	1,659,079
Inventory impairment (Note 4)	-	64,336
Bad debts (recovered) (Note 3)	-	(7,358)
Share-based payments (Note 7)	310,828	812,735
Total operating expenses	3,162,248	3,821,664

Net operating loss	(2,665,731)	(3,566,613)

OTHER EXPENSES
Finance expense	34,098	26,987
Foreign exchange	163	(87,660)
Change in fair value of convertible promissory note (Note 5)	-	2,680,457
Change in fair value of warrant liability (Note 6)	4,883,260	(3,272,735)
Transaction costs (Note 11)	-	965,247
Total other expenses	4,917,521	312,296
Net loss for the year	(7,583,252)	(3,878,909)

Other comprehensive income
Translation adjustment	-	(24,468)

Comprehensive loss for the year	$(7,583,252)	$(3,903,377)

Weighted average shares	59,102,369	12,976,636
Basic and diluted loss per share	$(0.13)	$(0.30)

Reconciliation to Adjusted EBITDA

(Expressed in US dollars)

For the three months ended March 31, 2023 and 2022

	Q1 2023	Q1 2022
Net operating loss	$(2,665,731)	$(3,566,613)
Amortization & Depreciation	401,640	124,505
Share based compensation	310,828	812,735
Adjusted EBITDA	(1,953,263)	(2,629,373)

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